UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 9)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d‑1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89621T108
(CUSIP Number)

Gregg S. Lerner, Esq.
Joel I. Frank, Esq.
Friedman Kaplan Seiler Adelman & Robbins LLP
7 Times Square
New York, NY 10036-6516
(212) 833-1100
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 28, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d‑1(f) or 13d-1(g), check the following box:  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 89621T108	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
SG Enterprises II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
88,627,593

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
88,627,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
88,627,593

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

1 Based on 88,627,593 currently outstanding Common Shares.

Page 2 of 7 Pages

SCHEDULE 13D

CUSIP No. 89621T108	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
John W. Stanton

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
88,627,593

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
88,627,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
88,627,593

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 88,627,593 currently outstanding Common Shares.

Page 3 of 7 Pages

SCHEDULE 13D
CUSIP No. 89621T108	Page 4 of 6 Pages
1	NAMES OF REPORTING PERSONS
Theresa E. Gillespie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☑
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
88,627,593

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
88,627,593

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
88,627,593

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100%[1]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

1 Based on 88,627,593 currently outstanding Common Shares.

Page 4 of 7 Pages

The following reporting persons (collectively, the “Reporting Persons”) (i) SG Enterprises II, LLC, a Washington limited liability company (“SG”), (ii) John W. Stanton (“Mr. Stanton”), and (iii) Theresa E. Gillespie (“Ms. Gillespie”) hereby amend and supplement the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 17, 2017, as amended by Amendment No. 1 filed with the SEC on August 31, 2021, by Amendment No. 2 filed with the SEC on September 13, 2021, by Amendment No. 3 filed with the SEC on January 6, 2022, by Amendment No. 4 filed with the SEC on May 25, 2022, by Amendment No. 5 filed with the SEC on March 17, 2023, by Amendment No. 6 filed with the SEC on November 13, 2023, by Amendment No. 7 filed with the SEC on December 18, 2023 and by Amendment No. 8 filed with the SEC on December 20, 2023.  Mr. Stanton and Ms. Gillespie are husband and wife and are the sole owners, members, managers and officers of SG.

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “Issuer”), with its principal executive offices located at 105 108th Avenue NE, Suite 400, Bellevue Washington 98004.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended by inserting the following as the last paragraph thereof:

“SG paid for the Common Shares purchased in the Arrangement with funds provided by Mr. Stanton.”

Item 4.	Purpose of Transaction.

Item 4 of the Schedule is hereby amended by adding the following text as the last four paragraphs thereof:

“On March 25, 2024 at a special meeting of the Issuer’s shareholders, the Issuer’s shareholders voted to approve the Arrangement Agreement and the consummation of the Arrangement under the Business Corporations Act (British Columbia) pursuant to which SG would acquire all of the issued and outstanding Common Shares of the Issuer that SG does not already own.

On March 27, 2024 the Supreme Court of British Columbia approved the Arrangement.

On March 28, 2024, the Issuer consummated the Arrangement pursuant to the terms of the Arrangement Agreement.  At the effective time of the Arrangement (the “Effective Time”), each Common Share issued and outstanding immediately prior to the Effective Time, other than certain excluded shares, was converted into the right to receive $0.07 in cash, without interest and less any applicable withholding taxes.

As a result of the Arrangement, the Common Shares will be delisted from the Toronto Venture Stock Exchange on or about April 1, 2024. The Issuer intends to file with the SEC a certification and notice of termination on Form 15 to terminate or suspend its reporting obligations under Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, as promptly as practicable.”

Page 5 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and (b) of the Schedule are hereby amended by deleting the existing text and inserting the following text in their stead:

“(a) and (b) As a result of the consummation of the Arrangement, the Reporting Persons beneficially own and share voting and investment power over 88,627,593 Common Shares, representing 100% of the outstanding Common Shares of the Issuer.”

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c) The Reporting Persons purchased 71,719,030 Common Shares for an aggregate purchase price of $5,020,332.10 pursuant to the Arrangement.

Except for the purchase of Common Shares pursuant to the Arrangement, the Reporting Persons have not effected any transactions in the class of securities reported on herein during the past 60 days.”

Item 7.	Material to be filed as Exhibits.

Item 7 of the Schedule is hereby amended by adding the following as an Exhibit thereto:

“14. Press Release dated March 28, 2024 (filed as Exhibit 99.2 to the Issuer’s Current Report on Form 8-K, filed March 28, 2024 and incorporated herein by reference).”

Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 28, 2024

SG ENTERPRISES II, LLC

/s/ John W. Stanton
John W. Stanton
Manager

JOHN W. STANTON

/s/ John W. Stanton
John W. Stanton

THERESA E. GILLESPIE

/s/ Theresa E. Gillespie
Theresa E. Gillespie

Page 7 of 7 Pages